BB 3/30


07006131


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
186
SECTION

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pickering Energy Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 West Loop South, #300
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Christine Drusch 713-333-2966
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *of individual, state last, first, middle name*)

12 Greenway Plaza, Suite 1202	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- √ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, Christine Drusch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pickering Energy Partners, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KATHLEEN R. OGDEN
Notary Public, State of Texas
Commission Expires 02-16-2010

Christine Drusch
Signature

Chief Operating Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PICKERING ENERGY PARTNERS, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

CONTENTS

UHY LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone 713-561-6500
Fax 713-968-7128
Web www.uhy-us.com

Independent Auditors' Report

To the Stockholder of
Pickering Energy Partners, Inc.
Houston, Texas

We have audited the accompanying statements of financial condition of Pickering Energy Partners, Inc. at December 31, 2006 and 2005, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pickering Energy Partners, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
February 21, 2007

PICKERING ENERGY PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 931,187	$ 678,417
Receivable from clearing brokers	583,853	81,863
Other trade receivables	1,471,354	119,212
Federal income taxes receivable	11,144	11,144
Other current assets	54,782	30,520
TOTAL CURRENT ASSETS	3,052,320	921,156
PROPERTY AND EQUIPMENT, net	103,012	103,802
OTHER LONG-TERM ASSETS	5,660	9,364
TOTAL ASSETS	$ 3,160,992	$ 1,034,322
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 92,742	$ 65,905
Notes payable - affiliates	2,000,000	-
Deferred income tax liabilities - current	84,000	45,500
TOTAL CURRENT LIABILITIES	2,176,742	111,405
DEFERRED INCOME TAX LIABILITIES - long-term	22,000	35,500
TOTAL LIABILITIES	2,198,742	146,905
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding	650,000	650,000
Retained earnings	312,250	237,417
TOTAL STOCKHOLDER'S EQUITY	962,250	887,417
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,160,992	$ 1,034,322

See accompanying notes to financial statements.

PICKERING ENERGY PARTNERS, INC.
STATEMENTS OF INCOME

	Year Ended December 31,	
	2006	2005
REVENUE		
Commissions	$ 13,339,333	$ 8,243,024
Capital market revenue	3,603,513	100,308
Research services and other	3,295,424	1,732,635
TOTAL REVENUE	20,238,270	10,075,967
EXPENSES		
Salaries and benefits	17,256,920	7,617,801
Clearance fees	1,505,103	1,012,244
Other operating expenses	1,376,414	1,381,391
TOTAL EXPENSES	20,138,437	10,011,436
INCOME BEFORE FEDERAL INCOME TAXES	99,833	64,531
FEDERAL INCOME TAXES	25,000	29,356
NET INCOME	$ 74,833	$ 35,175

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

PICKERING ENERGY PARTNERS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, January 1, 2005	65,000	$ 650,000	$ 202,242	$ 852,242
Net income	-	-	35,175	35,175
Balance, December 31, 2005	65,000	650,000	237,417	887,417
Net income	-	-	74,833	74,833
Balance, December 31, 2006	65,000	$ 650,000	$ 312,250	$ 962,250

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

PICKERING ENERGY PARTNERS, INC.
STATEMENTS OF CASH FLOW

	Year Ended December 31,	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 74,833	$ 35,175
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	51,959	34,086
Deferred income taxes	25,000	32,000
Changes in operating assets and liabilities:		
Receivable from clearing brokers	(501,990)	(32,318)
Other trade receivables	(1,352,142)	(104,212)
Other current assets	(24,262)	2,736
Other assets	3,704	30,564
Accounts payable and accrued liabilities	26,837	48,065
Federal income taxes payable	-	(56,500)
NET CASH USED IN OPERATING ACTIVITIES	(1,696,061)	(10,404)
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property and equipment	(51,169)	(31,005)
NET CASH USED IN INVESTING ACTIVITIES	(51,169)	(31,005)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings on notes payable	2,000,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,000,000	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	252,770	(41,409)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	678,417	719,826
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 931,187	$ 678,417

SUPPLEMENTAL DISCLOSURE:

NON-CASH INVESTING AND FINANCING ACTIVITIES

During 2006 and 2005, the Company paid $2,421 and $79,269 in federal and state taxes, respectively.

See accompanying notes to financial statements.

INFORMATION ON THIS PAGE IS CONSIDERED CONFIDENTIAL.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization: Pickering Energy Partners, Inc. (the "Company"), a Texas corporation formed in October 2003, is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i), which provides that the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. The Company is wholly-owned by Straight Line Holdings, L.L.C. ("SLH LLC").

The Company, a Houston-based research firm, focuses on market research and industry analysis in the energy and related industries. The Company participates, on a limited basis, in the underwriting of securities offered for initial sale in public markets. The Company participates in the brokerage of publicly-traded securities for commissions. The Company was granted membership in the National Association of Securities Dealers ("NASD") on May 5, 2004. At December 31, 2006, the Company was registered as a limited broker-dealer in 39 states.

Beginning in 2005, under the terms of agreements with clearing organizations, the Company must maintain in deposit accounts either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $100,000. The Company must maintain the accounts until the termination of the clearing agreements. The Company must also maintain a minimum net capital and provide insurance of at least $1 million during the term of the agreements. The Company is required to be in compliance with applicable local, state and federal regulations.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k) 2(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition: Revenues are recorded when earned, and expenses when incurred utilizing the accrual method of accounting. Commission income and related expenses are recognized on a settlement date basis.

Cash and Cash Equivalents: The Company considers all highly liquid investment purchases with a maturity of three months or less to be cash equivalents.

Depreciation and Amortization: Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of three to seven years.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company follows the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

Stock Options: SLH LLC issued options to the employees of the Company for the purchase SLH LLC units. The Financial Accounting Standards Board Statement of Financial Accounting Standard No. 123, "*Share-Based Payment* (Revised 2004)" ("SFAS 123(R)") and related interpretations, requires that the Company record compensation expense for options granted by the Parent company to the employees of a consolidated subsidiary. The Company adopted SFAS 123(R) on January 1, 2006, which requires that compensation expense be recognized in the financial statements for all share options and other equity-based arrangements. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the date of grant, based on the fair value of the award, and is recognized over the employee's requisite service period.

The Company adopted SFAS 123(R) using the modified prospective transition method and, therefore, has not restated prior periods. Under this method, the amount of compensation cost recognized in 2006 for stock option awards includes amortization relating to the remaining unvested portion of stock option awards granted prior to January 1, 2006, and amortization related to new stock option awards granted on January 1, 2006 and later. Prior to January 1, 2006, the Company accounted for stock compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*", and related interpretations. Accordingly, no compensation expense for stock option awards has been recognized in periods prior to January 1, 2006.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2006 and 2005, respectively: dividend yield of zero for both years; expected volatility of zero percent for both years; risk-free interest rates of 4.85 percent and 2.86 percent; and expected lives of five years for all grants. The weighted-average fair value of stock options, calculated using the Black-Scholes option-pricing model, granted during the years ended December 31, 2006 and 2005 was minimal.

NOTE B - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a) (2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of $(683,702) which resulted in a deficit net capital of $(823,218). Subsequent to December 31, 2006, the Company cured its net capital deficiency. At December 31, 2005, the Company had net capital of $732,587, which was $632,587 in excess of its minimum required net capital of $100,000.

NOTE C - COMMITMENTS AND CONTINGENT LIABILITIES

Office lease expense attributable to non-cancelable leases was approximately $136,263 and $130,855 for 2006 and 2005, respectively. Future minimum rental commitments under the office space lease agreement are as follows:

Year Ending December 31,	
2007	$ 94,104
2008	37,656
2009	7,690
	$ 139,450

NOTE D - RELATED PARTY TRANSACTION

The Company had $2,000,000 in notes payable due to affiliates at December 31, 2006, bearing interest at 5.5 percent and maturing February 28, 2007. Related interest expense is not material during 2006.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2006	2005
Furniture and office equipment	$ 210,938	$ 159,770
Less: accumulated depreciation	107,926	55,968
	$ 103,012	$ 103,802

Depreciation expense for the years ended December 31, 2006 and 2005 was $51,959 and $34,086, respectively.

NOTE F - INCOME TAXES

Federal and state income tax expense is as follows:

	Year Ended December 31,	
	2006	2005
Federal:		
Current	$ -	$ (2,644)
Deferred	25,000	32,000
	$ 25,000	$ 29,356

NOTE F - INCOME TAXES (Continued)

Deferred income tax provisions result from temporary differences in the tax bases of assets and liabilities. The tax effects of these temporary differences, representing deferred tax assets and liabilities, result principally from the following:

	December 31,	
	2006	2005
Current deferred tax asset:		
Net operating loss carryforward	$ 408,000	$ -
Current deferred income tax liabilities:		
Accounts receivable, accounts payable and accrued liabilities	(492,000)	(45,500)
Non-current deferred income tax liabilities:		
Depreciation	(22,000)	(35,500)
	$ (106,000)	$ (81,000)

NOTE G - OPTION GRANTS

During 2005, SLH LLC granted certain employees options to purchase 380 Series A and Series B units of SLH LLC with an average exercise price of approximately $1,000 per unit. During 2006, SLH LLC granted certain employees options to purchase 199 Series A and Series B units of SLH LLC at an average exercise price of $1,000 per unit.

The exercise price for stock options is determined annually by the Board of Directors of SLH LLC. The stock options vest immediately and have a contractual life determined by the Board of Directors of SLH LLC, which has generally been the earlier of three years from the date of grant, departure from the Company or an agreement for the sale or merger of the Company.

The following table summarizes the option activity for the years ended December 31, 2006 and 2005:

	Units Under Option	Weighted Average Exercise Price
Balance at December 31, 2004	-	$ -
Granted	380	1,000
Exercised	(199)	1,000
Canceled	(20)	1,000
Balance at December 31, 2005	161	1,000
Granted	199	1,000
Exercised	(98)	1,000
Balance at December 31, 2006	262	$ 1,000
Options exercisable at December 31, 2006	262	$ 1,000

NOTE G - OPTION GRANTS (Continued)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 was minimal. The stock options exercisable as of December 31, 2006 had an intrinsic value of $0, a weighted-average remaining contractual term of two months and a weighted-average exercise price of $1,000.

NOTE H - EMPLOYEE BENEFIT PLANS

During 2005, the Company created a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its U.S. employees. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make discretionary contributions and match participant contributions, up to 4% of each participant's salary. The Company made no discretionary contributions during 2006 or 2005. The Company made matching contributions of $150,909 and $77,907 to the Plan during 2006 and 2005, respectively.

NOTE I - CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

NOTE J - SUBSEQUENT EVENTS

Subsequent to December 31, 2006, SLH LLC sold 80% of its ownership in the Company to a third party and the name of the Company was changed to Tudor, Pickering & Co. Securities, LLC.

SUPPLEMENTARY INFORMATION

PICKERING ENERGY PARTNERS, INC.
SCHEDULE I - CALCULATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

TOTAL STOCKHOLDERS' EQUITY		$ 962,250
Deductions for non-allowable assets:		
Other trade receivables	$ 1,471,354	
Property and equipment, net	103,012	
Federal income taxes receivable	11,144	
Other current assets	54,782	
Other long-term assets	5,660	1,645,952
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		(683,702)
HAIRCUTS ON SECURITIES		-
NET CAPITAL		$ (683,702)
AGGREGATE INDEBTEDNESS		
Items included on statement of financial condition:		
Accounts payable and accrued expenses		$ 92,742
Notes payable - affiliates		2,000,000
TOTAL AGGREGATE INDEBTEDNESS		$ 2,092,742
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		$ 139,516
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital requirement)		$ 139,516
EXCESS NET CAPITAL		$ (823,218)
Ratio: aggregate indebtedness to net capital		(3.06:1)

There is no material difference between the above computation and the Company's computation of net capital as reported in Company's Part II of Form X-17A-5 (as amended) as of December 31, 2006.

END

See independent auditors' report.